FORM 11-K SECURITIES AND EXCHANGE COMMISSION WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number 1-13810

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOCKET COMMUNICATIONS, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOCKET COMMUNICATIONS, INC. 37400 CENTRAL COURT NEWARK, CA 94560

Socket Communications, Inc.
401(k) Plan
Financial Statements
December 31, 2004 and 2003

SOCKET COMMUNICATIONS, INC.
401(k) PLAN

Financial Statements
December 31, 2004 and 2003

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental schedules are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Socket Communications, Inc.
401(k) Plan

We have audited the financial statements of the Socket Communications, Inc. 401(k) Plan as of December 31, 2004 and 2003, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 18, 2005

SOCKET COMMUNICATIONS, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2004	2003
Assets:
Investments, at fair value	$2,383,194	$2,009,005
Participant loans	45,326	4,747

Assets held for investment purposes	$2,428,520	$2,013,752

See notes to financial statements.

SOCKET COMMUNICATIONS, INC.
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,

	2004	2003
Additions to net assets attributed to:
Investment income:
Dividends and interest	$44,479	$18,064
Net realized and unrealized appreciation (depreciation)
in fair value of investments
	(378)	628,590

	44,101	646,654

Participants' contributions	384,377	318,813

Total additions	428,478	965,467

Deductions from net assets attributed to
withdrawals and distributions	13,710	17,792

Net increase in net assets	414,768	947,675

Net assets available for benefits:
Beginning of year	2,013,752	1,066,077

End of year	$2,428,520	$2,013,752

See notes to financial statements.

SOCKET COMMUNICATIONS, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Socket Communications, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1996 by Socket Communications, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration - Under the terms of the Plan, a group of designated officers of the Company act as the trustee. The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator to process and maintain the records of participant data. During the year ended December 31, 2003, the Company contracted with U.S. Bancorp Piper Jaffray (Piper Jaffray) to act as the custodian. On January 1, 2004, Wachovia Securities was appointed as the custodian of the Plan. Effective July 1, 2004, Reliance Trust Company (Reliance) was appointed as the custodian of the Plan. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by the custodians and invested based solely upon instructions received from participants. The Company's common stock was an investment option prior to November 30, 2003. Effective November 30, 2003, new contributions are no longer allowed in the Socket Communications, Inc. Common Stock Fund.

The Plan's investments in mutual funds and the Socket Communications, Inc. Common Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock, which was disallowed as an investment option. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute up to 20% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make qualified non-elective matching contributions as defined in the Plan. No qualified non-elective matching contribution has been made for the years ended December 31, 2004 and 2003.

Vesting - Participants are fully vested in their account at all times.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on eligible employee compensation, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount, installments, employer securities or other marketable securities equal to the value of the participant's account. The Plan allows for the automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's account balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Plan administrator. Outstanding loans at December 31, 2004 carry interest rates ranging from 4.25% to 5%.

NOTE 3 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan's net assets at December 31:

	2004	2003

Alliance Premier Growth Fund	$235,632	$192,380
Lord Abbett Mid Cap Value Fund	427,151	301,087
MFS Ser TR V Total Return Fund	170,612	112,718
Vanguard 500 Index Fund	500,237	299,191
First American Prime Obligations Fund	241,086	289,043
Putnam International Equity	136,113	90,040
Lord Abbett Affiliated	128,162	68,468
Columbia Acorn Fund	218,217	103,340
PIMCO Total Return Fund		61,450

Socket Communications Common Stock Fund	266,634	491,288
Other funds individually less than 5%
of net assets	104,676	4,747

Assets held for investment purposes	$2,428,520	$2,013,752

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2004	2003

Common stock	$(176,174)	$443,372
Mutual funds	175,796	185,218

Assets held for investment purposes	$(378)	$628,590

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants could have elected to invest a portion of their account in the common stock of the Company through November 30, 2003. Aggregate investment in the Socket Communications, Inc. Common Stock Fund at December 31, 2004 and 2003 was as follows:

Date	Number of shares	Fair value
2004	133,317	$ 266,634
2003	147,102	$ 491,288

NOTE 5 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 6 - SUBSEQUENT EVENT

As of May 18, 2005, the Company's common stock is trading at $1.15 per share and has decreased by approximately 43% since December 31, 2004.

SIGNATURES

The Plan. Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

SOCKET COMMUNICATIONS, INC.
Registrant

Date: June 23, 2005	/s/ Kevin J. Mills
Kevin J. Mills President and Chief Executive Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-106502) of Socket Communications, Inc. of our report dated May 18, 2005, with respect to the financial statements as of and for the years ended December 31, 2004 and 2003, which report appears in the December 31, 2004 annual report on Form 11-K of the Socket Communications, Inc. 401(k) Plan.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 23, 2005